Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
June 14, 2004.

Item 3	News Release
The news release was disseminated on June 14, 2004 by CCN Matthews using the Canadian Timely Disclosure network.

Item 4	Summary of Material Change

Canplats Resources Corporation reports the exercise of all warrants and agent's options and warrants issued in a brokered unit offering completed in June 2003. The exercise of the warrants and options added to the company's treasury which now stands at approximately $1.6 million. The company also reports progress on all three gold properties in Mexico, including drilling now underway on two properties.

Item 5	Full Description of Material Change
See attached news release dated June 14, 2004.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
R.E. Gordon Davis, President (604) 689-3846.

Item 9	Date of Report
June 14, 2004.

June 14, 2004	TSX Venture Exchange: CPQ

CANPLATS NOW DRILLING TWO GOLD PROJECTS IN MEXICO, REPORTS
EXERCISE OF WARRANTS

Vancouver, B.C. — Canplats Resources Corporation (TSX-V: CPQ) is pleased to report the exercise of all warrants and agent’s options and warrants issued in a brokered unit offering completed in June 2003. The exercise of the warrants and options added to the company’s treasury which now stands at approximately $1.6 million.

The company also reports progress on all three gold properties in Mexico, including drilling now underway on two properties. Reverse circulation drilling is continuing at the West Vein Swarm, one of five targets, at the wholly-owned Rodeo property in Durango state. Following the intersection of high-grade gold values near surface in January 2004, the company also completed additional staking that increased its land holdings from 1,475 hectares (5.7 square miles) to 13,820 hectares (53.3 square miles), effectively covering the entire prospective trend in the area.

A preliminary drill program is also underway at the Santa Lucia project located in the state of Baja California Norte close to the border with the United States. A total of 1,600 meters of reverse circulation drilling is testing three different targets on the 4,550-hectare (17.6 square mile) property.

Santa Lucia is prospective for bulk mineable, epithermal gold mineralization located in feeder systems defined by graben structures. At Santa Lucia, an east-west trending ridge and low hills are composed of a basement complex of plutonic rock intruding structurally contorted marble, gneiss and schist overlain by the Pliocene Canebrake Conglomerate and Imperial Formation. Results of assays are pending.

At the Yerbabuena property, located in Durango state, road construction to access four different gold targets is well advanced. Work to date indicates the presence of the upper levels of a large precious metal-bearing epithermal system with bulk tonnage potential at surface. In addition, there is potential for bonanza-grade gold veins and mantos at depth over significant strike lengths. Drilling is planned to commence in the fall of 2004.

About Canplats Resources Corp.
Canplats is a well-financed exploration company with a focus on gold in Mexico.

For further information, contact:

Corporate Information	Investor Inquiries
Canplats Resources Corporation	G2 Consultants Corporation
R.E. Gordon Davis	NA Toll-Free: (866) 742-9990
Chairman, President and C.E.O	Tel: (604) 742-9990
Direct: (604) 484-8220	Fax: (604) 742-9991
canplats@g2consultants.com
Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.